                                                               EXHIBIT 99.(a)(1)

                               G&L Realty Corp.

                          OFFER TO PURCHASE FOR CASH
                  UP TO 1,000,000 SHARES OF ITS COMMON STOCK
                    AT A PURCHASE PRICE OF $10.50 PER SHARE

    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, OCTOBER 29, 1999, UNLESS THE OFFER IS EXTENDED.


  G&L Realty Corp., a Maryland corporation (the "Company"), hereby invites its stockholders to tender shares of its common stock, par value $0.01 per share (the "Shares"), to the Company upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will pay, a price of $10.50 per Share in cash (the "Purchase Price") for Shares validly tendered pursuant to the Offer. The Company will buy 1,000,000 Shares (or such lesser number of Shares as are validly tendered) pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer.

  The Board of Directors has determined to change the Company's dividend policy with respect to the Shares. The Board has declared a common stock dividend of $0.125 for the third quarter of 1999 (as compared to $0.39 in the third quarter of 1998), intends to declare a dividend of $0.125 for the fourth quarter of 1999 (compared to $0.39 in the fourth quarter of 1998) and currently anticipates that the quarterly dividends for the year 2000 will also be $0.125. However, the Company expects to realize gains from the sale of assets during 2000 which it may be unable to offset against accumulated deferred tax benefits, in which case the total dividends in 2000 could be significantly greater. See Section 9.

  THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

  THE COMPANY HAS BEEN ADVISED THAT TWO OF ITS EXECUTIVE OFFICERS INTEND TO TENDER UP TO AN AGGREGATE OF 65,606 SHARES PURSUANT TO THE OFFER.

  Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to Michael Gordon, Investor Relations, at the address and telephone number set forth on the back cover of this Offer to Purchase.

  October 1, 1999

                                   IMPORTANT

  Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to Chase Mellon Shareholder Services (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary or follow the procedure for book-entry delivery set forth in Section 3, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction on the stockholder's behalf. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. Stockholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer by the expiration of the Offer must tender such Shares by following the procedures for guaranteed delivery set forth in Section 3. STOCKHOLDERS MUST PROPERLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION OF THE LETTER OF TRANSMITTAL RELATING TO THE NUMBER OF SHARES WHICH THEY ARE TENDERING, IN ORDER TO EFFECT A VALID TENDER OF THEIR SHARES.

  NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER, OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATIONS, INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                    SUMMARY

  This general summary is provided for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

                               1,000,000 Shares (or such lesser number of
Number of Shares to be         Shares as are validly tendered).
Purchased....................

Purchase Price...............  The Company will pay a cash price of $10.50 per
                               Share for Shares validly tendered.

How to Tender Shares.........  See Section 3. Call Michael Gordon, Investor
                               Relations, at the telephone number set forth on the back cover of this Offer to Purchase or consult your broker for assistance.

Brokerage Commissions........  None.

Stock Transfer Tax...........  None, if payment is made to the registered holder.

Expiration and Proration       Friday, October 29, 1999, at 11:59 p.m., New
Dates........................  York City time, unless extended by the Company.

Payment Date.................  As soon as practicable after the Expiration
                               Date (as defined in Section 1).

Odd Lots.....................  There will be no proration of Shares tendered by any stockholder who (1) beneficially owns less than 100 Shares in the aggregate as of September 30, 1999, (2) continues to beneficially own less than 100 Shares in the aggregate on the Expiration Date, (3) tenders all of such Shares at the Purchase Price prior to the Expiration Date and (4) checks the "Odd Lots" box in the Letter of Transmittal.

Withdrawal Rights............  Tendered Shares may be withdrawn at any time until 11:59 p.m., New York City time, on Friday, October 29, 1999, unless the Offer is extended by the Company, and after 11:59 p.m., New York City time, on Tuesday, November 30, 1999, if not purchased pursuant to the Offer by such time. See Section 4.

Position of the Company and
its Board of Directors;
Tender by Certain Executive
Officers.....................
                               Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares. The Company has been advised that two of its executive officers intend to tender up to an aggregate of 65,606 Shares pursuant to the Offer.

Background and Purpose of
the Offer....................
                               The purpose of the Offer is to provide
                               liquidity for those stockholders whose
                               investment objectives may be inconsistent with the Company's new dividend policy. The Board of Directors has decided to reduce the common stock dividend to $0.125 for the third quarter of 1999 (as compared to $0.39 in the third quarter of 1998), intends to declare a dividend of $0.125 for the fourth quarter of 1999 (as compared to $0.39 in the fourth quarter of
                               1998) and currently anticipates that the quarterly dividends for the year 2000 will also be $0.125. However, the Company expects to realize gains from the sale of assets during 2000 which it may be unable to offset against accumulated deferred tax benefits, in which case the total dividends for 2000 could be significantly higher. Other unanticipated events could also affect the level of future dividends. In addition, the Board of Directors believes that the Shares are currently undervalued and thus, the purchase of Shares is an attractive use of the Company's financial resources. See Section 9.

                               TABLE OF CONTENTS

      Section                                                             Page
      -------                                                             -----
  Summary................................................................ (iii)
  Introduction...........................................................     1
   1. Number of Shares; Proration.......................................      2
   2. Tenders by Holders of Fewer than 100 Shares.......................      3
   3. Procedure for Tendering Shares....................................      3
   4. Withdrawal Rights.................................................      6
   5. Purchase of Shares and Payment of Purchase Price..................      6
   6. Certain Conditions of the Offer...................................      7
   7. Price Range of Shares; Dividends..................................      9
   8. Interest of Directors and Executive Officers; Transactions and
      Arrangements Concerning
      the Shares........................................................      9
   9. Background and Purpose of the Offer...............................     11
  10. Certain Information About the Company.............................     13
  11. Source and Amount of Funds........................................     18
      Effects of the Offer on the Market for Shares; Registration Under
  12. the Exchange Act..................................................     19
  13. Certain Legal Matters; Regulatory Approvals.......................     20
  14. Certain Federal Income Tax Consequences...........................     20
  15. Extension of the Offer; Termination; Amendments...................     22
  16. Fees and Expenses.................................................     23
  17. Miscellaneous.....................................................     23

TO THE HOLDERS OF COMMON STOCK OF
G&L REALTY CORP.:

                                 Introduction

  The Company hereby invites its stockholders to tender Shares to the Company, upon the terms and subject to the conditions of the Offer. The Company will pay $10.50 per share in cash (the "Purchase Price") for Shares validly tendered pursuant to the Offer. The Company will buy 1,000,000 Shares (or such lesser number of Shares as are validly tendered) pursuant to the Offer. The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer.

  THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

  If more than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered before the Expiration Date (as defined in Section 1), the Company will accept Shares for purchase first from all Odd Lot Owners (as defined in Section 2) who validly tender all of their Shares and then on a pro rata basis, if necessary, from all other stockholders who validly tender Shares. See Sections 1 and 2. The Company will return all Shares not purchased under the Offer because of proration. Tendering stockholders will not be obligated to pay solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. The Company will pay certain fees and expenses of Chase Mellon Shareholder Services (the "Depositary") in connection with the Offer. See Section 16.

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT TWO OF ITS EXECUTIVE OFFICERS INTEND TO TENDER UP TO AN AGGREGATE OF 65,606 SHARES PURSUANT TO THE OFFER.

  The Company is making the offer to promote its long-term objectives of providing a fair financial return to its stockholders as well as providing those stockholders who desire to sell their Shares an opportunity to do so at a fair price. The Company believes that its purchase of Shares represents an attractive long-term investment that will benefit the Company and its remaining stockholders. See Section 9.

  After this Share repurchase is completed, the Company believes that it will have sufficient liquidity to operate its existing business.

  THE OFFER PROVIDES STOCKHOLDERS WITH THE OPPORTUNITY TO SELL ALL OR A PORTION OF THEIR SHARES AT THE PURCHASE PRICE OF $10.50 PER SHARE.

  This Offer to Purchase contains forward-looking statements within the meaning of the federal securities laws. A number of factors could cause the Company's actual operating performance or financial results to differ materially from those anticipated. These include changes in the general economy, the supply of and demand for health care related real estate in the Company's markets, increases in construction costs, construction delays, the cost and availability of financing, the receipt of any government approvals required for development, potential environmental liabilities, and other factors affecting the condition of properties being acquired, and other risks described from time to time in reports or registration statements filed by the Company with the Securities and Exchange Commission.

  As of the close of trading on September 30, 1999, there were 3,846,700 Shares outstanding and 127,167 Shares issuable upon exercise of stock options which were exercisable within 60 days thereof under the

Company's stock option plans. The 1,000,000 Shares that the Company is offering to purchase represent approximately 26.0% of the Shares outstanding as of September 30, 1999 and approximately 25.2% of the sum of the Shares then outstanding plus all Shares issuable upon exercise of stock options which were exercisable within 60 days thereof. The Shares are traded on New York Stock Exchange ("NYSE") under the symbol "GLR". On September 29, 1999, the second to last full trading day prior to the commencement of the Offer, the closing per Share sales price as reported on NYSE was $9.13. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

1. Number Of Shares; Proration.

  Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and purchase 1,000,000 Shares or such lesser number of Shares as are validly tendered on or prior to the Expiration Date at a price of $10.50 per Share. THE TERM "EXPIRATION DATE" MEANS 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, OCTOBER 29, 1999, UNLESS THE COMPANY, IN ITS SOLE DISCRETION, EXTENDS THE PERIOD OF TIME DURING WHICH THE OFFER IS OPEN, IN WHICH EVENT THE TERM "EXPIRATION DATE" SHALL REFER TO THE LATEST TIME AND DATE AT WHICH THE OFFER, AS SO EXTENDED BY THE COMPANY, EXPIRES. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. See also Section 6. Subject to Section 2, if the Offer is oversubscribed, Shares tendered at the Purchase Price prior to the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

  The Company will, upon the terms and subject to the conditions of the Offer, pay $10.50 per Share (the "Purchase Price") for Shares validly tendered pursuant to the Offer. The Company will buy 1,000,000 Shares (or such lesser number as are validly tendered at a price of $10.50 per Share) pursuant to the Offer. As described in Section 15, the Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer.

  If (i) the Company increases or decreases the price to be paid for Shares, increases by 2% of the outstanding Shares the number of Shares being sought, or decreases the number of Shares being sought and (ii) the Offer is scheduled to expire less than ten business days from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, then the Offer will be extended for ten business days from and including the date of such notice. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 11:59 p.m., New York City time.

  In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares must tender shares only at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

  Upon the terms and subject to the conditions of the Offer, if the number of Shares validly tendered prior to the Expiration Date is less than or equal to 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will purchase at the Purchase Price all Shares so tendered.

  Upon the terms and subject to the conditions of the Offer, if prior to the Expiration Date more than 1,000,000 Shares (or such greater number of Shares as the Company elects to purchase) are validly tendered at the Purchase Price, the Company will accept Shares for purchase in the following order of priority:

  . first, all Shares validly tendered at the Purchase Price prior to the Expiration Date and not withdrawn by any Odd Lot Owner (as defined in Section 2) who:

      (1) tenders all Shares beneficially owned by such Odd Lot Owner at the Purchase Price (partial tenders will not qualify for this preference); and

      (2) completes the section captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

  . then, after the purchase of all foregoing Shares, all other Shares validly tendered at the Purchase Price before the Expiration Date and not withdrawn on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional shares).

  If the proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each stockholder tendering Shares other than Odd Lot Owners will be based on the ratio of the number of Shares tendered by such stockholder to the total number of Shares tendered by all stockholders other than Odd Lot Owners. Although the Company does not expect to be able to announce the final results of such proration until approximately seven NYSE trading days after the Expiration Date, the Company will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from Michael Gordon, Investor Relations, at the telephone number set forth on the back cover of this Offer to Purchase and may be able to obtain such information from their brokers or financial advisors.

  As described in Section 14, the number of Shares that the Company purchases from a stockholder, and the order in which they are purchased, may affect the federal income tax consequences of such purchase to the stockholder and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

2. Tenders By Holders Of Fewer Than 100 Shares.

  The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered on or prior to the Expiration Date at the Purchase Price by or on behalf of stockholders who beneficially owned as of the close of business on September 30, 1999, and continue to beneficially own as of the Expiration Date, an aggregate of fewer than 100 Shares ("Odd Lot Owners"). To avoid proration, however, an Odd Lot Owner must validly tender all Shares that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. Any Odd Lot Owner wishing to tender, free of proration, all Shares beneficially owned by such Odd Lot Owner must complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. BY ACCEPTING THE OFFER, A STOCKHOLDER OWNING FEWER THAN 100 SHARES WOULD AVOID ANY APPLICABLE ODD LOT DISCOUNTS PAYABLE IN A SALE OF THE STOCKHOLDER'S SHARES.

3. Procedure for Tendering Shares.

 Proper Tender Of Shares. For Shares to be validly tendered pursuant to the
Offer:

  . the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received on or before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

  . the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

  AS SPECIFIED IN INSTRUCTIONS 3 AND 4 OF THE LETTER OF TRANSMITTAL, EACH STOCKHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "DESCRIPTION OF SHARES TENDERED" ON THE LETTER OF TRANSMITTAL THE NUMBER OF SHARES BEING TENDERED; PROVIDED, HOWEVER, THAT AN ODD LOT OWNER MAY CHECK THE BOX IN THE SECTION ENTITLED "ODD LOTS" INDICATING A TENDER OF ALL OF SUCH STOCKHOLDER'S SHARES AT THE PURCHASE PRICE.

  Odd Lot Owners who tender all of their Shares must complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 1.

  Signature Guarantees And Method Of Delivery. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder (which term, for purposes of this Section 3, includes any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the holder of the Shares) appears on the certificate tendered therewith, and payment and delivery are to be made directly to such registered holder, or (ii) Shares are tendered for the account of a member firm of a registered national securities exchange or the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office, branch or agency in the United States which is a member of one of the Stock Transfer Association's approved medallion programs (such as the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program) (each such entity, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

  If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal.

  THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING STOCK CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  Federal Income Tax Backup Withholding. To prevent federal income tax backup withholding equal to 31% of the gross payments made pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must notify the Depositary of such stockholder's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 (included in the Letter of Transmittal). Foreign stockholders may be required to submit Form W-8 (or a substitute form), certifying non-United States status, in order to avoid backup withholding. See Instructions 12 and 13 of the Letter of Transmittal.

  EACH STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER'S TAX ADVISOR AS TO WHETHER SUCH STOCKHOLDER IS SUBJECT TO OR EXEMPT FROM FEDERAL INCOME TAX WITHHOLDING.

  For a discussion of certain other federal income tax consequences to tendering stockholders, see Section 14.

  Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

  Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

  .  such tender is made by or through an Eligible Institution;

  . the Depositary receives (by hand, mail, facsimile or telegram), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase, which includes a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

  . the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

  Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents, the terms of the Offer and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may in the opinion of the Company's counsel be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be validly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company determines. None of the Company, the Depositary or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give such notice.

  Tender Constitutes an Agreement. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

  Stockholder's Acceptance of Terms and Conditions of Offer; Representation and Warranty of Stockholder. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person (directly or indirectly) to tender Shares for his own account unless, at the time of tender and at the end of the proration period (including any extension thereof), the person so tendering (i) has a net long position equal to or greater than the amount of Shares tendered in (x) Shares or (y) other securities immediately convertible into, exercisable for, or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and (ii) the tender of such Shares complies with Rule 14e-4.

4. Withdrawal Rights.

  Except as otherwise provided in this Section 4, the tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company, may also be withdrawn after 11:59 p.m.. New York City time, on Tuesday, November 30, 1999.

  For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written notice of withdrawal. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Depositary or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give such notice. Any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by the Expiration Date by again following any of the procedures described in Section 3.

  If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price.

  Upon the terms and subject to the conditions of the Offer, the Company will pay the Purchase Price for validly tendered Shares, and will accept for payment (and thereby purchase) as soon as practicable after the Expiration Date Shares validly tendered. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares which are tendered at the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

  Upon the terms and subject to the conditions of the Offer (including proration), the Company will purchase and pay the Purchase Price for 1,000,000 Shares (subject to increase or decrease as provided in Section 1 and Section
15) or such lesser number of Shares as are validly tendered as promptly as practicable after the Expiration Date. No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased.

  Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders solely for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

  In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any such proration until approximately seven NYSE trading days after the Expiration Date. Certificates for all Shares not purchased, including Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered such Shares) as soon as practicable after the Expiration Date or termination of the Offer without expense to the tendering stockholder. Under no circumstances will the Company pay interest on the Purchase Price. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

  The Company will pay all stock transfer taxes, if any, payable on the transfer of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

  THE COMPANY MAY BE REQUIRED TO WITHHOLD AND REMIT TO THE INTERNAL REVENUE SERVICE (THE "IRS") 31% OF THE GROSS PROCEEDS PAID TO ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE SECTION 3.

6. Certain Conditions of the Offer.

  Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for any Shares tendered, if at any time on or after October 1, 1999, and at or before the time of purchase of any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment in any such case and regardless of the circumstances (including any action or inaction by the Company), makes it inadvisable to proceed with the Offer or with such purchase or payment:

  . there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which; (1) challenges, seeks to make illegal, delays or otherwise, directly or indirectly, restrains or prohibits the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relates in any manner to or affects the Offer or (2) in the Company's sole judgment, could materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company; or

  . there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in the Company's sole judgment, would or might directly or indirectly: (1) challenge, seek to make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise relate in any manner to or affect the Offer or
     (2) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company; or

  . there shall have occurred: (1) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States, (2) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market, (3) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States, (4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the Company's sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (5) any significant decrease in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad, (6) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares or that, in the sole judgment of the Company, makes it inadvisable to proceed with the Offer or (7) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof; or

  . any change shall have occurred, be pending or be threatened in the business, condition (financial or other), income, operations, Share ownership or prospects of the Company and its subsidiaries taken as a whole, which, in the Company's sole judgment, is or may be material to the Company, or any other event shall have occurred which, in the Company's sole judgment, may impair the Offer's contemplated benefits to the Company; or

  . a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person; or

  . (1) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity or group who has filed a Schedule 13D or
     Schedule 13G with the Securities and Exchange Commission (the "Commission") before September 30, 1999), (2) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission before September 30, 1999 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares or (3) any person, entity or group shall have made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; or

  . the consummation of the Offer would jeopardize the real estate investment trust ("REIT") status of the Company under the Internal Revenue Code of 1986, as amended. More specifically, the consumation of the Offer would result in (i) beneficial ownership of the Company being held by less than 100 persons, (ii) more than 50% in value of the outstanding stock of the Company being held, directly or indirectly, by or for five or fewer individuals, or (iii) the disqualification of any rental income of the Company from treatment as "rents from real property" for tax purposes.

  The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this Section 6 shall be final and binding on all parties.

7. Price Range of Shares; Dividends.

  The Shares are traded on NYSE under the symbol "GLR." The following table sets forth for the calendar periods indicated the high and low per Share sales prices on NYSE as reported in published financial sources, as well as the dividend per Share declared during the period.

                                                                          Cash
                                                                        Dividend
                                                                          Per
                                                           High   Low    Share
                                                          ------ ------ --------
1997
 1st Quarter............................................. $19.00 $16.00  $0.36
 2nd Quarter.............................................  17.88  15.38   0.36
 3rd Quarter.............................................  19.00  15.75   0.36
 4th Quarter.............................................  21.25  17.38   0.39
1998
 1st Quarter............................................. $21.50 $16.88  $0.39
 2nd Quarter.............................................  18.13  17.19   0.39
 3rd Quarter.............................................  17.44  14.69   0.39
 4th Quarter.............................................  15.94  12.88   0.39
1999
 lst Quarter............................................. $15.19 $11.88  $0.39
 2nd Quarter.............................................  12.94  10.06   0.39
 3rd Quarter (through September 29, 1999)................  12.13   9.13  0.125

  On September 29, 1999, the second to last trading day prior to the commencement of the Offer, the closing per Share sales price as reported on NYSE was $9.13. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

  As discussed in Section 9, the Company intends to reduce the dividend paid to holders of the Shares. The Company currently does not intend to reduce the dividend paid to holders of any of its preferred stock.

8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

  As of October 1, 1999, the Company had issued and outstanding 3,846,700 Shares and had 127,167 Shares reserved for issuance upon exercise of stock options exercisable within 60 days thereof. As of October 1, 1999, 625,272 operating partnership units (the "Units"), which are convertible into Shares on a one-for-one basis, were outstanding. The 1,000,000 Shares that the Company is offering to purchase represent approximately 26.0% of the Shares outstanding as of October 1, 1999, approximately 25.2% of the sum of the Shares then outstanding, plus all Shares issuable upon exercise of stock options exercisable within 60 days thereof, and approximately 21.7% of the sum of the Shares then outstanding, plus all Shares issuable upon exercise of stock options exercisable within 60 days thereof, plus all Shares issuable upon conversion of all of the Units.

  As of October 1, 1999, the Company's directors and executive officers as a group beneficially owned Shares, options convertible into Shares within 60 days and Units convertible into Shares representing 29.7% of the common equity of the Company. Following consummation of the Offer as described herein, it is anticipated that these individuals, as a group, will beneficially own Shares, options convertible into Shares within 60 days and Units convertible into Shares representing 36.1% of the common equity. As of October 1, 1999, the Company's directors and executive officers as a group beneficially owned (including Shares issuable upon the exercise of options exercisable within 60 days) an aggregate of 800,793 Shares (representing approximately 20.2% of the outstanding Shares, including 127,167 Shares issuable upon the exercise of options exercisable within 60 days), and an aggregate of 564,658 Units (approximately 12.4% of the outstanding Shares, including 127,167 Shares issuable upon the exercise of options exercisable within 60 days and Shares issuable upon conversion of the 564,658 Units held by the directors and executive officers). If the Company purchases 1,000,000 Shares (or approximately 26.0% of the Shares outstanding at October 1, 1999) pursuant to the Offer, and the two executive officers who intend to tender up to an aggregate of 65,606 Shares tender all of such Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group would beneficially own approximately 24.7% of the outstanding Shares, including Shares issuable upon the exercise of options exercisable within 60 days, and approximately 36.1% of the outstanding Shares, including Shares issuable upon the exercise of option exercisable within 60 days and Shares issuable upon conversion of all of the Units held by the directors and executive officers.

  Since 1995, the Company has been repurchasing Shares in open-market transactions pursuant to a stock repurchase program authorized by the Board of Directors. As of September 30, 1999, the Company had purchased 473,300 Shares in open-market transactions effected through brokers and dealers in accordance with Rule l0b-18 under the Exchange Act. The amounts, dates and prices of all repurchases under this program for the 40 business days prior to commencement of this Offer are set forth on the attached Exhibit A. Based upon the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or its subsidiaries, nor any associates or affiliates of any of the foregoing, has effected any other transactions in the Shares since August 5, 1999.

  Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. THE COMPANY HAS BEEN ADVISED THAT TWO OF ITS EXECUTIVE OFFICERS INTEND TO TENDER UP TO AN AGGREGATE OF 65,606 SHARES PURSUANT TO THE OFFER.

  Daniel M. Gottlieb, the Chief Executive Officer and Co-Chairman of the Board of Directors of the Company, beneficially owns 411,332 Shares (including 33,500 Shares issuable upon exercise of outstanding options exercisable within 60 days) (which represents approximately 10.4% of the outstanding Shares as of October 1, 1999, including Shares issuable upon the exercise of the options exercisable within 60 days), beneficially owns 300,771 Units (which represents approximately 6.6% of the outstanding Shares as of October 1, 1999, including Shares issuable upon the exercise of the options exercisable within 60 days and Shares issuable upon conversion of such Units into Shares), and has indicated an intent to tender 35,605 Shares. The 35,605 Shares which Mr. Gottlieb intends to tender represent 5% of the total Shares and Units owned by Mr. Gottlieb. If all such Shares are tendered, and assuming 1,000,000 Shares are purchased pursuant to the Offer (without consideration of proration), Mr. Gottlieb would beneficially own 375,727 Shares and 300,771 Units after the Offer (which would represent approximately 13.2% of the then outstanding Shares, and approximately 21.5% of the then outstanding Shares, including Shares issuable upon conversion of all of Mr. Gottlieb's Units).

  Steven D. Lebowitz, President and Co-Chairman of the Board of Directors for the Company, beneficially owns 336,128 Shares (including 33,500 Shares issuable upon exercise of outstanding options exercisable within 60 days) (which represents approximately 8.5% of the outstanding Shares as of October 1, 1999, including Shares issuable upon the exercise of the options exercisable within 60 days), beneficially owns 263,887 Units (which represents approximately 5.8% of the outstanding Shares as of October 1, 1999, including Shares issuable upon the exercise of the options exercisable within 60 days and Shares issuable upon conversion of such Units into Shares), and has indicated an intent to tender 30,001 Shares. The 30,001 Shares which Mr. Lebowitz intends to tender represent 5% of the total Shares and Units owned by Mr. Lebowitz. If all such Shares are tendered, and assuming 1,000,000 Shares are purchased pursuant to the Offer (without consideration of proration), Mr. Lebowitz would beneficially own 306,127 Shares and 263,887 Units after the Offer (which would represent approximately 10.8% of the then outstanding Shares, and approximately 18.3% of the then outstanding Shares, including Shares issuable upon conversion of all of Mr. Lebowitz's Units).

  Messrs. Gottlieb and Lebowitz intend to tender the Shares discussed above in order to pay down their respective debt and increase their personal liquidity. The number of Shares which each executive officer has indicated an intention to tender is based on the present intention of such individual, and such individual reserves the right to tender all or any portion of the Shares beneficially owned by such individual. Other than these individuals, the Company has been advised that no other executive officers or directors intend to tender Shares.

  The Company's charter contains an ownership limit of 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of the Company's equity stock, which includes the Company's common stock and preferred stock. At the August 31, 1999 Annual Meeting of Stockholders, the stockholders approved an amendment to the Charter that would give the Board of Directors the authority to waive the ownership limitation for any person. The Board of Directors believes that the Offer will not require the ownership limitation to be waived for any person.

  On September 27, 1999, the Compensation Committee of the Board of Directors of the Company approved incentive compensation for 1999 for Mr. Gottlieb and Mr. Lebowitz which, if the Company meets certain business objectives, could result in their receiving cash bonuses of up to $127,500 each (50% of base salary) and options to acquire up to 150,000 shares each at an exercise price equal to the fair market value of the common stock on the date of issuance.

  Except for outstanding options to purchase Shares granted to certain employees (including executive officers) of the Company, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the executive officers or directors of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

  Except as disclosed in this Offer and the documents incorporated by reference herein, the Company has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (c) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Articles of Incorporation or Bylaws, or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

9. Background and Purpose of the Offer.

  The Company believes that the Offer is consistent with the Company's long-term goal of increasing stockholder value. The Company is making this Offer in order to provide liquidity for those stockholders whose investment objectives may be inconsistent with the Company's new dividend policy. In addition, the Board of Directors believes that the Shares are currently undervalued and thus, the purchase of Shares is an attractive use of the Company's financial resources.

  On September 27, 1999, following several months of study, the Board of Directors determined to change the Company's dividend policy with respect to the Shares. Historically, the Board of Directors has attempted to maintain a relatively constant quarterly dividend. However, this has resulted in a return of capital to stockholders because the Company's earnings have not kept pace with such distributions. The Board of Directors believes that, going forward, the Company and its stockholders would be better served by a policy which generally reserves for the Company close to the maximum amount of its cash flow that can be retained by it by distributing dividends close to the amount necessary for the Company to maintain its status as a REIT for federal income tax purposes. Accordingly, the Board of Directors has declared a common stock dividend of $0.125 for the third quarter of 1999 (as compared to $0.39 in the third quarter of 1998), intends to declare a dividend of $0.125 for the fourth quarter of 1999 (as compared to $0.39 in the fourth quarter of 1998) and currently anticipates that the quarterly dividends for the year 2000 will also be $0.125, or $0.50 annually. However, as discussed in Sections 10 and 11, the Company expects to realize gains from the sale of assets during 2000. If the Company is unable to offset a portion of these gains against accumulated deferred tax benefits, the annual dividend for 2000 could be significantly greater than $0.50. In addition, certain events not anticipated by the Company may cause the Company's earnings to increase or decrease to a level that would require the Company to distribute a dividend higher or lower than $0.50 annually. No change in the dividends to be paid on the Company's preferred stock is currently anticipated.

  This change in the Company's dividend policy is principally the result of a determination by the Board of Directors to emphasize the development, construction and turn-around aspects of the Company's real estate business and to move away from the competitive market for mature health care properties. The Board of Directors believes that most existing health care properties are fully priced and that the best opportunities for a REIT with the Company's management resources is to focus on the development of new health care properties and the turn-around or repositioning of currently underperforming health care properties. Currently, the Company has three development projects in progress for a total capital commitment of approximately $20 million. These three projects involve the development of Pacific Park, a 23,000 square foot medical office building ("MOB") located in Aliso Viejo, California; Eagle Run, a 78-unit assisted living facility in Omaha, Nebraska; and Yorba Linda, a 92-bed assisted living facility in Yorba Linda, California. The Company is also under contract to purchase a parcel of land in El Toro, California upon which it intends to develop a 40,000 square foot MOB. Furthermore, the Company recently completed construction on a 44,000 square foot MOB on the Henry Mayo Newhall Hospital Campus, a 93-unit assisted living facility in Rancho Penasquitos, California and a 33,000 square foot MOB in Aliso Viejo, California.

  The Board of Directors believes that these types of projects currently offer good opportunities for capital appreciation and long term growth, and that its management team has the expertise and experience to take advantage of such opportunities. The Board of Directors also understands that these types of projects entail a greater degree of risk than the acquisition of mature properties, and require significant capital outlays in advance of the realization of stabilized cash flow. Furthermore, the timing of the recognition for tax purposes of the gain resulting from such capital enhancement can be uncertain, resulting in irregular amounts of taxable income from one year to the next.

  The Board of Directors recognizes that this is a fundamental change in the Company's dividend policy, and that this new dividend policy may not meet the investment objectives of all of the Company's current stockholders. The Board of Directors also appreciates that there may not be sufficient liquidity in the market for the Company's Shares to permit an orderly transition to those wishing to move out of the Shares and into investments offering a potentially better yield. Accordingly, the Board of Directors has authorized the Company to make this Offer.

  This Offer also reflects the belief of the Board of Directors that the Shares are significantly undervalued when compared to the net asset value of the Company on a going concern basis, and that the current price of the Shares does not adequately reflect the value of the Company's projects currently in the development and construction stages. The Company also believes that the values of most of its existing properties have appreciated significantly since these assets were acquired by the Company. This belief is based in part on independent third party appraisals of a majority of the Company's properties. Thus, the Board of Directors believes that the purchase of Shares through the Offer is an attractive use of the Company's financial resources.

  Based on the foregoing, the Board of Directors decided that it would be in the best interests of the Company and its stockholders to make the Offer and to consummate the repurchase of Shares in accordance with the terms of the Offer.

  NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH STOCKHOLDER'S SHARES AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

  Any Shares that the Company acquires pursuant to the Offer will become authorized but unissued shares and will be available for the Company to re-issue without further stockholder action (except as required by applicable law or the rules of any securities exchange, including the NYSE, on which the Shares are listed). Such Shares could be issued without stockholder approval for such purposes as, among others, the acquisition of other businesses, the raising of additional capital for use in the Company's business, the distribution of stock dividends and the implementation of employee benefit plans.

10. Certain Information About the Company.

  The Company was incorporated in Maryland on September 15, 1993 and is a self-managed REIT that owns, acquires, develops, manages, leases and finances health care properties. The Company's business currently consists of investments, made either directly or through joint ventures, in health care properties and in debt obligations secured by health care properties. The Company's operations focus primarily on opportunities to own or develop medical office buildings through its MOB operations, or own or finance senior care facilities ("Senior Care Facilities") through its senior care operations.

  The Company was formed to continue the ownership, management, acquisition and development activities previously conducted by G&L Development, a California general partnership, the Company's predecessor.

  As of October 1, 1999, the Company owned 33 MOBs and retail properties totaling approximately 1 million rentable square feet, and 9 Senior Care Facilities totaling approximately 990 beds/units. In addition, the Company has three projects currently under development (See "Item 9. Background and Purpose of the Offer"). Furthermore, the Company expects the following transactions to occur during the next 12 to 18 months:

  . A loan of $340,000 by the Company and a third party partner to a not-for-profit entity that intends to issue tax-exempt bonds under Section 103 of the Internal Revenue Code to purchase two apartment complexes located in Tustin, Oklahoma. The Company expects to receive its investment back plus a profit of approximately $100,000 plus an additional $500,000 to $750,000 in subordinated bonds. The Company expects this transaction to close during 1999.

  . The purchase of a $10.3 million assisted living facility located in Tarzana, California in which the Company will own 85% of the equity. The Company expects this transaction to close during 1999.

  . The sale of the St. Thomas More skilled nursing facility located in Baltimore, Maryland (See "Item 11. Source and Amount of Funds).

  . The sale of the three skilled nursing facilities located in Hampden, Massachusetts (See "Item 11. Source and Amount of Funds).

  While the Company is actively pursuing these transactions, no assurances can be given that any of these transactions will occur, or, if they do occur, that the Company will realize the aforementioned gains or net cash proceeds.

  The Company has been informed by Tokai Bank of California that as of December 31, 1998 and June 30, 1999 the Company was in default on its $4.6 million unsecured line of credit due to a loan covenant violation. Tokai Bank has informed the Company that it has elected not to declare a default on the line of credit. The loan covenant requires that the Company maintain a ratio of EBITDA less distributions to debt service of at least 1.20 to 1.0. The Company believes that the reduction in the common stock dividend will allow the Company to comply with the loan covenant in the future.

  The Company's principal executive offices are located at 439 North Bedford Drive, Beverly Hills, CA 90210 and the Company's telephone number is (310) 273-9930.

                   SUMMARY HISTORICAL FINANCIAL INFORMATION

  The table below includes summary historical financial information of the Company. The summary financial information has been derived from the audited consolidated financial statements as reported in the Company's annual report on Form 10-K for the year ended December 31, 1998 and the unaudited consolidated financial statements as reported in the Company's quarterly report on Form l0-Q for the second quarter ended June 30, 1999, and such reports are incorporated herein by reference. In the opinion of management, the unaudited financial statements for the six months ended June 30, 1999 and 1998 reflect all adjustments necessary for a fair statement of the results of operations for the interim periods. However, the results of operations for any interim period are not necessarily indicative of results for the full year. The summary historical financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and related notes included in the reports referred to above. Copies of these reports may be obtained from the Commission and the NYSE in the manner specified in "Additional Information" below.

                            G&L REALTY CORPORATION

                   SUMMARY HISTORICAL FINANCIAL INFORMATION
                     (In thousands, except per share data)

                                                Six Months Ended
                                                    June 30,         Year Ended
                                                ------------------  December 31,
                                                  1999      1998        1998
                                                --------  --------  ------------
                                                   (unaudited)
Income Statement Data:
Revenues:
  Rental revenues.............................  $ 13,976  $ 11,995    $ 24,639
  Tenant reimbursements.......................       610       338         781
  Parking.....................................       538       733       1,501
  Interest, loan fees and other...............     1,295     2,323       4,517
  Other.......................................       290       171         254
                                                --------  --------    --------
    Total revenues............................    16,709    15,560      31,692
                                                ========  ========    ========
Expenses:
  Property operations.........................     3,666     2,917       6,171
  Depreciation and amortization...............     2,735     2,143       4,597
  Interest....................................     5,512     4,009       8,683
  General and administrative..................     1,457     1,423       2,554
  Provision for doubtful accounts, notes and
   bonds receivable...........................        --        --       5,603
                                                --------  --------    --------
    Total expenses............................    13,370    10,492      27,608
                                                ========  ========    ========
Income from operations before minority
 interests and equity in (loss) earnings of
 unconsolidated affiliates....................     3,339     5,068       4,084
Equity in (loss) earnings of unconsolidated
 affiliates...................................      (270)      153          80
Minority interest in consolidated affiliates..       (89)     (115)       (225)
Minority interest in Operating Partnership....        86      (143)        404
                                                --------  --------    --------
Net income....................................  $  3,066  $  4,963    $  4,343
                                                ========  ========    ========
Balance Sheet Data, at Period End:
Land, buildings and improvements, net.........  $189,160  $156,485    $186,751
Mortgage loans and bonds receivable, net......    13,500    19,002      12,101
Total assets..................................   227,157   207,769     219,499
Total debt....................................   147,729   115,865     134,880
Total stockholders' equity....................    75,098    86,698      79,584

Per Share Data:
Basic (loss) earnings per share...............  $  (0.14) $   0.33    $  (0.70)
Diluted (loss) earnings per share.............     (0.14)     0.32       (0.70)
Book value per share..........................      0.82      3.60        1.93
Cash dividends declared.......................      0.78      0.78        1.56

Average Shares Outstanding:
Basic earnings per share......................     3,957     4,124       4,092
Diluted earnings per share....................     3,971     4,177       4,135

Selected Financial Ratios:
Ratio of earnings to fixed charges and
 preferred dividends (1)......................     0.94x     1.17x       0.82x
Ratio of funds from operations to fixed
 charges and preferred dividends(2)...........     1.21x     1.41x       1.05x
Ratio of total debt to total market
 capitalization...............................      54.3%     43.3%       50.6%

--------
(1) The deficit of earnings to fixed charges and preferred dividends for the six months ended June 30, 1999 and the year ended December 31, 1998 was $540 and $3,038, respectively.

(2) FFO represents net income (computed in accordance with GAAP, consistently applied), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real property, less preferred stock dividends paid to holders of preferred stock during the period and after adjustments for consolidated and unconsolidated entities in which the Company holds a partial interest. FFO is computed in accordance with the definition adopted by NAREIT. FFO should not be considered as an alternative to net income or any other indicator developed in compliance with GAAP, including measures of liquidity such as cash flows from operations, investing and financing activities. FFO is helpful in evaluating the performance of a real estate portfolio considering the fact that historical cost accounting assumes that the value of real estate diminishes predictably over time. FFO is only one of a range of indicators which should be considered in determining a company's operating performance. The methods of calculating FFO among different companies are subject to variation, and FFO therefore may be an invalid measure for purposes of comparing companies. Also, the elimination of depreciation and gains and losses on sales of property may not be a true indication of an entity's ability to recover its investment in properties. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. FFO has been restated for all prior periods under the new method.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma financial information sets forth the historical financial information as adjusted to give effect to the purchase of 1,000,000 Shares at a Purchase Price of $10.50 per Share pursuant to the Offer to Purchase. The pro forma information does not take into consideration the Share repurchases by the Company between June 30, 1999 and the commencement of the Offer. The pro forma adjustments assume the transaction occurred, for purposes of the summary consolidated income statement, as of the first day of the period presented, and, for purposes of the consolidated balance sheet, as of the balance sheet date. The pro forma financial information does not purport to be indicative of the results that may be obtained in the future or that would have actually been obtained had the Offer occurred as of the dates indicated. The pro forma information should be read in conjunction with the Summary Historical Financial Information.

                            G&L REALTY CORPORATION
               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION
                     (In thousands, except per share data)


                                                   Six Months Ended Year Ended
                                                      June 30,      December 31,
                                                   ---------------  ------------
                                                    1999    1998       1998
                                                   ------- -------  ------------
Income Statement Data:
Revenues:
  Rental revenues................................. $13,976 $11,995   $24,639
  Tenant reimbursements...........................     610     338       781
  Parking.........................................     538     733     1,501
  Interest, loan fees and other...................   1,295   2,323     4,517
  Other...........................................     290     171       254
                                                   ------- -------   -------
    Total revenues................................  16,709  15,560    31,692
                                                   ======= =======   =======
Expenses:
  Property operations.............................   3,666   2,917     6,171
  Depreciation and amortization...................   2,735   2,143     4,597
  Interest........................................   5,970   4,032     9,691
  General and administrative......................   1,457   1,423     2,554
  Provision for doubtful accounts, notes and bonds
   receivable.....................................     --      --      5,603
                                                   ------- -------   -------
    Total expenses................................  13,828  10,515    28,616
                                                   ------- -------   -------

Income from operations before minority interests
 and equity in (loss) earnings of unconsolidated
 affiliates......................................    2,881     5,045     3,076
Equity in (loss) earnings of unconsolidated
 affiliates......................................     (270)      153        80
Minority interest in consolidated affiliates.....      (89)     (115)     (225)
Minority interest in Operating Partnership.......      193      (204)      747
                                                  --------  --------  --------
Net income....................................... $  2,714  $  4,879  $  3,678
                                                  ========  ========  ========
Balance Sheet Data, at Period End:
Land, buildings and improvements, net............ $189,160  $156,485  $186,751
Mortgage loans and bonds receivable, net.........   13,500    19,002    12,101
Total assets.....................................  225,821   197,368   218,613
Total debt.......................................  157,729   116,365   145,880
Total stockholders' equity.......................   65,884    77,356    69,467
Per Share Data:
Basic (loss) earnings per share.................. $  (0.30) $   0.41  $  (1.14)
Diluted (loss) earnings per share................    (0.30)     0.40     (1.14)
Book value per share.............................    (2.04)     1.76     (0.80)
Cash dividends declared..........................     0.78      0.78      1.56
Average Shares Outstanding:
Basic earnings per share.........................    2,957     3,124     3,092
Diluted earnings per share.......................    2,971     3,177     3,135
Selected Financial Ratios:
Ratio of earnings to fixed charges and preferred
 dividends (1)...................................    0.91x     1.16x     0.80x
Ratio of funds from operations to fixed charges
 and preferred dividends (2)                         1.15x     1.41x     0.99x
Ratio of total debt to total market
 capitalization..................................     58.9%     47.3%     55.8%

--------
(1) The deficit of earnings to fixed charges and preferred dividends for the six months ended June 30, 1999 and the year ended December 31, 1998 was $892 and $3,534, respectively.

(2) FFO represents net income (computed in accordance with GAAP, consistently applied), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation of real property, less preferred stock dividends paid to holders of preferred stock during the period and after adjustments for consolidated and unconsolidated entities in which the Company holds a partial interest. FFO is computed in accordance with the definition adopted by NAREIT. FFO should not be considered as an alternative to net income or any other indicator developed in compliance with GAAP, including measures of liquidity such as cash flows from operations, investing and financing activities. FFO is helpful in evaluating the performance of a real estate portfolio considering the fact that historical cost accounting assumes that the value of real estate diminishes predictably over time. FFO is only one of a range of indicators which should be considered in determining a company's operating performance. The methods of calculating FFO among different companies are subject to variation, and FFO therefore may be an invalid measure for purposes of comparing companies. Also, the elimination of depreciation and gains and losses on sales of property may not be a true indication of an entity's ability to recover its investment in properties. The Company implemented the new method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. FFO has been restated for all prior periods under the new method.

          NOTES TO SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following assumptions regarding the Offer were made in determining the summary unaudited, consolidated pro forma financial information:

    (1) The information assumes that 1,000,000 Shares are purchased at $10.50 per Share, with the aggregate purchase price of $10,500,000 plus estimated expenses of $380,000 being financed from cash on hand plus additional mortgage debt secured by the Company's properties and the Company's unsecured line of credit. The average interest rate of these financings is assumed to be 8.5% per annum. There can be no assurance that the Company will purchase 1,000,000 Shares.

    (2) The basic and diluted earnings per share calculation gives effect to the reduced number of Shares that results from the repurchase of Shares pursuant to the Offer. For the six months ended June 30, 1999 and the year ended December 31, 1998, the incremental shares that would have been outstanding upon the assumed exercise of stock options would have been anti-dilutive and, therefore, were not considered in the computation of diluted earnings per share.

    (3) A 1/8 of 1% change in the interest rate on the Company's variable rate debt would not have a material impact on the Company's earnings.

  Additional Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements and reports certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal owners of the Company's securities and any material interest of such persons in transactions with the Company. The Company has also filed an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") with the Commission, which includes certain additional information relating to the Offer.

  Such material may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and also should be available for inspection and copying at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Such information may also be accessed electronically on the Commission's website at <http://www.sec.gov>. All reports, proxy and information statements and other information filed with the Commission also may be inspected at the offices of NYSE, 11 Wall Street, New York, NY 10005. Copies may also be obtained by mail for prescribed rates from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The
Schedule 13E-4 will not be available at the Commission's regional offices.

11. Source and Amount of Funds.

  Assuming that the Company purchases 1,000,000 Shares pursuant to the Offer at a Purchase Price of $10.50 per Share, the Company expects the maximum aggregate cost of the Offer, including all fees and expenses applicable to the Offer, to be approximately $10,880,000. The Company anticipates that the funds necessary to purchase Shares pursuant to the Offer and to pay the related fees and expenses will come from cash on hand plus additional mortgage debt to be secured by four of the Company's properties, as discussed below, and its unsecured line of credit.

  As of October 1, 1999, the Company currently has $6.4 million in cash on hand.

  The Company currently owns three skilled nursing facilities located in Massachusetts that were purchased on October 28, 1997 for $20.0 million. Of this amount, the Company borrowed $6.0 million from Nomura Asset Capital Corporation ("Nomura") at an interest rate of 8.62% per annum. The Company has received a commitment from General Motors Acceptance Corporation ("GMAC") to obtain a three-year bridge loan secured by a first deed of trust on the three facilities in the amount of $13.9 million less loan costs of approximately $200,000. The interest rate on the loan is LIBOR plus 2.75% per annum. The loan proceeds will be used to repay the $6.0 million loan from Nomura plus repayment fees of $120,000 less deposits with Nomura totaling $400,000 which will be returned to the Company upon repayment of the $6.0 million loan. The net proceeds of $8.0 million will be used to purchase Shares pursuant to the Offer. The Company plans to repay the $13.9 million loan by selling the facilities to a not-for-profit entity that will finance the purchase by issuing tax-exempt bonds under Section 103 of the Internal Revenue Code. The Company expects this transaction to occur during 2000 and estimates a gain on sale of the facilities of $1 million to $3 million and net cash proceeds of $7 million to $9 million. In addition, the Company expects to receive approximately $2 million to $3 million of subordinated bonds as part of the transaction. The value of these bonds is not included in the gain on sale of the facilities. Although the Company believes that the sale of these facilities will occur in 2000, there can be no assurances that the transaction will occur in 2000, if at all, or that the Company will realize these amounts.

  The Company currently has $1.5 million available on an unsecured line of credit. The interest rate on any borrowings under the line of credit is the prime rate plus 1% per annum and the line expires on February 11, 2000.

  The Company currently holds a first deed of trust on a skilled nursing facility located in Baltimore, Maryland. The Company has applied to GMAC to obtain a three-year loan secured by a first deed of trust on the facility in the amount of $8.0 million less loan costs of approximately $200,000. The projected interest rate on the loan is between LIBOR plus 2.0% and LIBOR plus 3.0% per annum. A portion of the net proceeds of approximately $7.8 million will be used to purchase Shares pursuant to the Offer. The balance of the proceeds will be used by the Company to repay short-term debt, finance acquisitions and development and for general corporate purposes. The Company plans to repay the $8.0 million loan by selling the facilities to a not-for-profit entity that will finance the purchase by issuing tax-exempt bonds under
Section 103 of the Internal Revenue Code. The Company expects this transaction to occur during the end of 1999 or 2000 and estimates a gain on the repayment of its note and net cash proceeds of $2 million to $3 million. Also, the Company expects to receive approximately $0.5 million to $1.5 million of subordinated bonds as part of the transaction. The value of these bonds is not included in the gain on repayment of the note. Although the Company believes that the sale of this facility will occur in 1999 or 2000, there can be no assurances that the transaction will occur in 1999 or 2000, if at all, or that the Company will realize these amounts.

  After completing these financings and including the Company's cash on hand and available line of credit, the Company expects to have approximately $23.5 million of cash available for the Offer.

12. Effects of the Offer on the Market for Shares; Registration Under The Exchange Act.

  The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, the Company anticipates that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares.

  Based on the published guidelines of the NYSE, the Company believes that its purchase of Shares pursuant to the Offer will not cause its remaining Shares to be delisted from the NYSE.

  The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

  The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13. Certain Legal Matters; Regulatory Approvals.

  The Company is not aware of any license or regulatory permit that is material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. After this Share repurchase is completed, the Company believes that it will have sufficient liquidity to operate its existing business. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14. Certain Federal Income Tax Consequences.

  The following summary is a general discussion of certain of the United States federal income tax consequences of the Offer. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. No ruling as to any matter discussed in this summary has been requested or received from the IRS.

  EACH STOCKHOLDER IS URGED TO CONSULT AND RELY ON THE STOCKHOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THE STOCKHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

  In General. A stockholder's exchange of Shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign or other tax laws. This summary does not discuss any aspects of state, local, foreign or other tax laws. Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions and broker dealers) may be subject to special rules not discussed below. For purposes of this discussion, stockholders are assumed to hold their Shares as capital assets.

  Treatment as a Sale or Exchange. Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a transfer of Shares to the Company pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Shares (rather than as a dividend distribution) if the receipt of cash pursuant to the Offer (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete termination" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. These tests (the "Section 302 Tests") are explained more fully below.

  If any of the Section 302 Tests is satisfied, a tendering stockholder will recognize capital gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's basis in the Shares sold pursuant to the Offer. Shares held for (i) 12 months or less will be taxable at the short-term capital gains rate and (ii) more than 12 months will be taxable at the long-term capital gains rate.

  Constructive Ownership of Stock. In determining whether any of the Section 302 Tests is satisfied, a stockholder must take into account not only Shares actually owned by the stockholder, but also Shares that are constructively owned pursuant to Section 318 of the Code. Under Section 318, a stockholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the stockholder has an interest, or, in the case of stockholders that are entities, by certain individuals or entities in which the stockholder has an interest or that have an interest in the stockholder, as well as any Shares the stockholder has a right to acquire by exercise of an option or by the conversion or exchange of a security. With respect to option and convertible security attribution, the IRS takes the position that Shares constructively owned by a stockholder by reason of a right on the stockholder's part to acquire the Shares from the Company are not to be considered outstanding for purposes of applying the
Section 302 Tests to other stockholders; however, there are both contrary and supporting judicial decisions with respect to this issue.

  The Section 302 Tests. One of the following tests must be satisfied in order for the exchange of shares pursuant to the Offer to be treated as a sale rather than as a dividend distribution.

  (a) Substantially Disproportionate Test. The receipt of cash by a stockholder will be substantially disproportionate with respect to the stockholder if the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately following the exchange of Shares pursuant to the Offer (treating Shares exchanged pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately before the exchange (treating Shares exchanged pursuant to the Offer as outstanding).

  (b) Complete Termination Test. The receipt of cash by a stockholder will be a complete termination of the stockholder's interest if, on the date that the Shares are sold pursuant to the Offer, the stockholder is not considered to own (actually or constructively) any stock in the Company other than Shares, and either (i) all of the Shares actually and constructively owned by the stockholder are sold pursuant to the Offer or (ii) all of the Shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive, and effectively waives, the attribution of Shares constructively owned by the stockholder in accordance with the rules and procedures described in Section 302(c)(2) of the Code. Stockholders considering terminating their interest in accordance with Section 302(c)(2) of the Code should do so in consultation with their own tax advisors.

  (c) Not Essentially Equivalent to a Dividend Test. The receipt of cash by a stockholder will not be essentially equivalent to a dividend if the stockholder's exchange of Shares pursuant to the Offer results in a "meaningful reduction" of the stockholder's proportionate interest in the Company. Whether the receipt of cash by a stockholder will result in a meaningful reduction of the stockholder's proportionate interest will depend on the stockholder's particular facts and circumstances. However, in the case of a small minority stockholder, even a small reduction may satisfy this test where, as with the Offer, payments are not expected to be pro rata with respect to all outstanding Shares. The IRS has indicated in a published ruling that, in the case of a small minority stockholder of a publicly held corporation who exercises no control over corporate affairs, a reduction in the stockholder's proportionate interest in the corporation from .00011189 to .000108190 would constitute a meaningful reduction.

  Although the issue is not free from doubt, a stockholder may be able to take into account acquisitions or dispositions of shares (including market purchases and sales) substantially contemporaneous with the Offer in determining whether any of the Section 302 Tests is satisfied.

  If the Offer is oversubscribed, the Company's purchase of Shares pursuant to the Offer will be prorated. Thus, in such case even if all the Shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, not all of the Shares will be purchased by the Company, which in turn may affect the stockholder's ability to satisfy the Section 302 Tests.

  Treatment as a Dividend. If none of the Section 302 Tests is satisfied and the Company has sufficient earnings and profits (as to which there can be no assurances), a tendering stockholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer. This amount will not be reduced by the stockholder's basis in the Shares exchanged pursuant to the Offer, and the stockholder's basis in those Shares will be added to the stockholder's basis in his remaining Shares. No assurance can be given that any of the Section 302 Tests will be satisfied as to any particular stockholder, and thus no assurance can be given that any particular stockholder will not be treated as having received a dividend taxable as ordinary income. If none of the Section 302 Tests is satisfied, any cash received for Shares pursuant to the Offer in excess of the Company's earnings and profits will be treated first as a nontaxable return of capital to the extent of, and in reduction of, the stockholder's basis for such stockholder's shares, and thereafter as a capital gain to the extent it exceeds such basis.

  Employee Option Plans. If an employee exercises a non-qualified stock option granted under the Company's stock option plans in order to acquire Shares to tender pursuant to the Offer, the employee will be required to recognize ordinary income in an amount equal to the excess of the fair market value of Shares on the date the option is exercised over the exercise price. The employee's basis in the Shares will equal the fair market value of the Shares on the date the option is exercised, and the employee's holding period for purposes of determining eligibility for long-term capital gain will begin after the option is exercised. The exchange of the Shares pursuant to the Offer will be taxed in accordance with the rules described in the preceding sections.

  Foreign Stockholders. The Company will assume that the exchange is a dividend as to foreign stockholders and will therefore withhold federal income tax at a rate equal to 30% of the gross proceeds paid to a foreign stockholder or his agent pursuant to the Offer, unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof (including the District of Columbia) or any political subdivision thereof, (iii) any estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and (y) one or more United States persons have authority to control all substantial decisions of the trust (or, to the extent provided in applicable Treasury Regulations, certain trusts in existence on August 20, 1996 which are eligible to elect to be treated U.S. Persons within the meaning of the Code).

  Generally, the determination of whether a reduced rate of withholding is applicable is made by reference to a foreign stockholder's address or to a properly completed Form 1001 (or any successor form to the Form 1001) furnished by the stockholder, and the determination of whether an exemption from withholding is available on the grounds that gross proceeds paid to a foreign stockholder are effectively connected with a United States trade or business is made on the basis of a properly completed Form 4224 (or any successor form to the Form 4224) furnished by the stockholder. The Depositary will determine a foreign stockholder's eligibility for a reduced rate of, or exemption from, withholding by reference to the stockholder's address and any Forms 1001 or 4224 (or respective successor forms) submitted to the Depositary by a foreign stockholder, unless facts and circumstances indicate that such reliance is not warranted or unless applicable law requires some other method for determining whether a reduced rate of withholding is applicable. These forms can be obtained from the Depositary. See the instructions to the Letter of Transmittal.

  A foreign stockholder with respect to whom tax has been withheld may be eligible to obtain a refund of all or a portion of the withheld tax if the stockholder satisfies one of the Section 302 Tests for capital gain treatment or is otherwise able to establish that no tax or a reduced amount of tax was due. Foreign stockholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

15. Extension of the Offer; Termination; Amendments.

  The Company expressly reserves the right, at any time or from time to time, in its sole discretion, and regardless of whether any of the conditions specified in Section 6 shall have occurred, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement of the extension. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement.

  The Company's reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rules 13e-4(f)(2) and 13e4(f)(5) promulgated under the Exchange Act. Rule 13e-4(f)(2) requires that the Company permit Shares tendered pursuant to the Offer to be withdrawn: (i) at any time during the period the Offer remains open and (ii) if not yet accepted for payment, after the expiration of forty business days from the commencement of the Offer. Rule 13e-4(f)(5) requires that the Company must either pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

  Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, at any time or from time to time, to amend the Offer in any respect, including increasing or decreasing the number of Shares the Company may purchase or the price it may pay pursuant to the Offer. Amendments to the Offer may be made at any time or from time to time by public announcement of the amendment, and in the case of an extension, the announcement will be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company has no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of the period of ten business days.

16. Fees and Expenses.

  The Company has retained Chase Mellon Shareholder Services as Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. The Company will also reimburse the Depositary for out-of-pocket expenses, including reasonable attorneys fees, and has agreed to indemnify the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Depositary has not been retained to make solicitations or recommendations in connection with the Offer.

  The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of this Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

17. Miscellaneous.

  The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or blue sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Company makes a good faith effort to comply with any state law deemed applicable to the Offer, if it cannot do so, the Company believes that the exclusion of holders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                          G&L REALTY CORP.

October 1, 1999

                                                                       EXHIBIT A

                                                                  Purchase Price
Trade Day                                             # of Shares   Per Share
---------                                             ----------- --------------
8/10/99..............................................    1,000        11.25
8/16/99..............................................   10,500        10.80
8/17/99..............................................    7,800        10.71
8/18/99..............................................    2,100        10.62
8/23/99..............................................    3,600        10.55
8/24/99..............................................   12,000        10.56
8/25/99..............................................    3,600        10.66
9/1/99...............................................   15,100        10.55
9/3/99...............................................    9,000        10.31

  Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                                The Depositary:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

      By First Class Mail:                      By Hand:                    By Overnight Delivery:
    Reorganization Department          Reorganization Department          Reorganization Department
         P. O. Box 3304                       120 Broadway                   85 Challenger Road,
   South Hackensack, NJ 07606                  13th Floor                      Mail Drop-Reorg
                                           New York, NY 10271             Ridgefield Park, NJ 07660

          By Facsimile Transmission (for eligible institutions only):

                                (201) 296-4293

                             To Confirm Receipt of
                             Notice of Guaranteed
                                   Delivery:

                                (201) 296-4860

  Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to Investor Relations at the telephone number and address below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer. To confirm delivery of your Shares, you are directed to contact the Depositary.

                                Michael Gordon
                              Investor Relations
                               G&L Realty Corp.
                             439 N. Bedford Drive
                            Beverly Hills, CA 90210
                                (310) 273-9930